Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Craig:

We're very happy to have on the line Voltus' this co-founder and CEO, Gregg Dixon. The company is pending a formal public debut through its pending merger with the SCLE SPAC. We are on a recorded line, and call participants are currently on mute, pending open Q and A. Gregg will kick things off with a few minutes opening remarks, and then I'll commence the Q and A session. Gregg, the floor is yours.

Gregg Dixon:

Thanks Craig. My opening remarks are very brief. Voltus is to electricity markets what Airbnb is to real estate. Where Airbnb essentially operates a marketplace software platform that connects a two-sided market, that being between hosts and visitors, that makes better use of underutilized real estate assets like homes and apartments to provide side gig value to those hosts, and additional choice and better deals for visitors, Voltus does the same in electricity markets, with its marketplace software platform connecting a similar two-sided market.

On one side of the market, we have electricity markets. There are nine in the U.S. and Canada that are responsible for running economical and reliable power markets, and satisfy electricity demand. Those markets acquire the right to dispatch electricity, traditionally from central power plants. Now, using the Voltus marketplace software platform, those electricity markets can dispatch distributed energy resources, which is the second part of this two-sided electricity market. These DERs as we call them for short, are behind the meter resources that really are in plain sight in our homes, in our businesses, and in our communities.

They take multiple forms. They can be energy storage, they can be distributed generators, load flexibility, or what's known as demand response, energy efficiency, and even electric vehicles. There are hundreds of use cases of these resources that lie behind meters, addressable and controllable through the internet, that need to be orchestrated to create virtual power plants that act and behave and are paid no differently than traditional central power plants. Through the Voltus marketplace software platform, we provide that orchestration, that then control machine to meter, to market, to money transactions at scale, that deliver the value that these electricity markets need, while providing the side gig value that these DERs provide to their owners. That is Voltus in a nutshell.

Craig:

Right. Gregg, maybe you could walk us through some of the history of the company. I know much of your staff has origins back to demand side management, but now you've evolved into something that that's really on both sides of ledger, controlling demand and controlling supply to balance the grid. Could you walk us through that evolution?

Gregg Dixon:

Sure, I'm glad to do so. As we go through the questions, it may be helpful for the audience to pull up the investor presentation that's publicly available on our website, and throughout my comments, I'll do my best to point out slide numbers for those who are following along in the presentation. Slide 28 gives you a snapshot of the Voltus leadership team, and you're right Craig, we've been building scar tissue in this industry for the better part of 20 years. I'm one of the founding executives have a company called EnerNOC, which was really a pioneer in the demand response phase. Six of the 11 members of our leadership team actually spent time with me at EnerNOC. We have a tremendous amount of experience and success in the distributed energy resource space. We work our way through Cleantech 1.0, we took EnerNOC public back in 2007, it was sold to Enel, the Italian utility in 2017. There's some interesting history there to cover in terms of how what was called demand response has transitioned more into a much more expansive set of resources known as distributed energy resources, of which demand response is one component. In Cleantech 1.0 and demand response, 1.0, the concept of demand response took these electric markets by storm and really grew very, very quickly. Not surprisingly, this concept of getting paid to reduce electricity consumption, mostly at large commercial industrial facilities, wasn't expected to actually take much of a bite out of the profit of supply side, traditional resources like natural gas, coal, and nuclear power plants, but it did.

In fact, it stole tens of billions of dollars of profits from the very large generators, counting on things like capacity revenue, energy revenue, and ancillary services revenue. That ended up actually causing a big legal and regulatory battle, which was known as FERC 745. The Federal Energy Regulatory Commission promulgated an order that basically said, in federal of power markets, a megawatt, a Nancy megawatt hour, needs to be valued the same as a Mary megawatt hour. The reduction of a megawatt hour at a facility should be paid just the same as if a power plant were to produce a megawatt hour they injected into one of these wholesale markets.

The Electric Power Supplier Association, which is the lobbying group for large supply side generators in the United States, challenged that FERC order in 2013. And much to the shock and of everybody, the lower court, the DC circuit court, ruled in favor of EPSA, essentially saying that these resources that lag behind electricity meters, demand response, are not within the jurisdiction of the Federal Energy Regulatory Commission to comb. They can't invoke these resources into wholesale power markets, these resources are really in the of domain of states.

They're a retail resource. They got it wrong, and one of the last things that I did in my 11 years at EnerNOC was leading a case on appeal of that FERC 745 order to the Supreme Court of the United States. Global, we won, and that was in January of 2016. On the heels of that, we got the band back together, if you will, and in recognition that this regulatory risk to FERC being able to invoke demand response, ostensibly demand response, that exists behind a meter into wholesale power markets, was gone forever more. The Supreme Court made clear that FERC has jurisdiction to do exactly that. At that time, the risk was that anything behind a meter, energy storage, solar, demand response, energy efficiency, distributed generators, would've also been subject to the same lower court's decision, had we not taken this to the Supreme Court and won.

In fact, EPSA and others were marshaling resources to expand that decision that was ostensibly, again, about demand response, to apply to other resources. That Supreme Court verdict really laid the framework of what is today considered distributed energy resources. That includes energy storage, distributed generation, demand response, and energy efficiency.

Additionally, the market today is wildly different than five years ago, six years ago, when that decision came out. We have whole new classes of distributed energy resources. The market itself is exponentially larger, and of course the regulatory environment has changed tremendously. Additionally, we have massive trends that are driving this incredible growth in distributed energy resources. We have the growth of intermittent renewables that need a backstop and balancing resource, that's where DERs come in. It's kind of a skeleton key to the full clean energy transition.

We have electrification of energy. We have the automobile being converted to electric vehicles, adding incredible demand growth for electricity on an antiquated grid. And of course, we have the effects of climate change. These things are converging in ways that are also underpinning the massive growth in distributed energy resources, because VERs offer one, the best economic megawatt that you can bring to a market.

They offer the unparalleled reliability of a network of smaller resources operating in concert. And of course, the cleanest megawatt hour is the one never used, or the one never built. We are making use of resources that are lying fallow in the ground today, but stitching them together and orchestrating them through a software platform to deliver value with no supply changes, and we'll share some examples of that. Today, as a couple examples, if you look at new classes of DERs, wifi thermostats were a good example. There's 50 million wifi thermostats in the United States right now, you might have a Google Nest on your wall at home, for instance. 50 million wifi thermostats represents 50,000 megawatts of instantly controllable, internet accessible load. That's as much power as the entire state of California consumes on peak. By the year 2030, there will be two million megawatts of lithium ion batteries in American garages.

To put that in relation to our consumption, the entire United States' peak electricity demand is a little less than 800,000 megawatts. Those 2 million megawatts of electric vehicles that will be in American garages by year 2030 are all connected to the internet in real time, just like the EV in my garage today, which just gives you two examples of how this market has changed massively. Our contention is that half of the $3 trillion global electricity spend annually will eventually be delivered through DERs, for all of the reasons I laid out previously. Maybe a little more than you wanted to know Craig, but that's the full story.

Craig:

That's an excellent introduction and background. Maybe we can take it one step further and talk about digital platforms, and the competition today. Battery electric storage companies have all been trying to beef up their digital platforms and tout their software solutions. On December 16th, Stem announced the $695 million Bolt on acquisition, with a Colorado company called AlsoEnergy added to their Athena AI platform. For its part, Fluence announced the acquisition of Advanced Microgrid Solutions in October, 2020, and more recently announced a strategic partnership with Pexapark to add a suite of analytical tools to its IQ digital platform and wholesale market bidding system. How do you see such industry trends highlighting the value of digital solutions and how does all this impact your competitive landscape?

Gregg Dixon:

The high level pictures, all of these developments are very good for distributed energy resources, broadly speaking, of which energy storage is one such class. And of course, because these are smaller resources that can act in concert as virtual power plants that are delivered in the markets, as you mentioned, you really need a software platform to manage them in real time. On the other side of the equation, on the other side of the market, you have to have a software platform integrated into these markets, so that there is an end to end, fully automated orchestration of these smaller energy resources. All of what you're saying is a very good thing for the distributed energy resource market overall. Of course, energy storage is an important element, but it's actually not the biggest element, by far, of the distributed energy resource market.

Again, in order to accelerate the full adoption of DERs, you need a very sophisticated software platform. I would point the audience slide 20 of our investor deck. Unfortunately, electricity markets are highly Balkanized. That's especially true in the United States and Canada, and there's a reason for that, there's history behind it, but it's a simple fact that it's true, you can drive from Stanford, Connecticut through New York City, into Newark, New Jersey in about an hour, and you'll hit three entirely different wholesale power markets whose physics are exactly the same in terms of how electricity flows, but their market rules are wildly different, and defined by 5,000, 7,000 page open access transmission tariffs. And so, in order to deliver these very heterogeneous distributed energy resources, battery storage, distributed generation, low flexibility into these markets, you have to abstract the incredible amounts of complexity across this balkanization, into a platform that makes sense to the owners of these distributed energy resources.

So when we built Voltus, there were a number of things that we recognized we needed to do. These DERs were going to come to market at scales we had never seen before, and everywhere. So if you think about the kinds of customers that we serve, we serve two large segments. Enterprise class commercial and industrial customers, and what we know as DER technology partners. So Walmart is a good example of an enterprise class customer. Of course they have their facilities everywhere, and they invest heavily in distributed energy resources, whose primary use case isn't necessarily to extract side gig value in these wholesale power markets. It's for business continuity, where they install distributed generation, where they have easy charging. It's to attract the new F-150 lightening shopper. They have remotely controllable building management systems to optimize for energy efficiency. They have every type DER. Now the side gig value of those DERs is tremendous, and can be extracted in every market. But they don't want a menagerie of software platforms, one for Texas, another one for California, an entirely different one for New England. They want one platform.

The same is true of a DER technology partner, your Tesla or Sunrun or Google Nest. Your Product is located everywhere. And if you're going to layer into that product, as Google Nest does, the ability to monetize the flexibility of the Google Nest, then you need a platform that can do that for you anywhere. And so we built a software platform that can monetize and [inaudible] in any of these markets for any product that those markets will pay that DER to deliver. And that's highlighted on slide 27.

Craig:

So just to clarify, the battery storage could collocate with a solar facility, even in a still vertically integrated regulated market, and provide a service there. But you’re the only company focusing just on the nine deregulated markets, and the only company that has the software that integrates with every one of those nine markets.

Gregg Dixon:

That's correct.

Craig:

So what we'll do is, if anyone would like to chime in with a question from the field, we'll take a moment to let participants speak up. All lines are on mute, but if you simply hit star six, you can unmute your line. Often people do like to just hear the banter with the questions that we've assembled, but we'll wait a few seconds and see if anyone would like to chime in. Otherwise, we'll kind of keep the ball rolling. So we'll kind of keep things rolling along. Greg, it would seem your pure-play software solution entails virtually no CapEx and limited R&D. And the question arises, if your SPAC merger proceeds and PIPE proceeds are mostly really just earmarked for sales and marketing and M&A, and to the degree it is, where do you see the market right now, assuming funding's not an issue, where do you see the market in terms of competitiveness, value, ability to find opportunities, both in terms of quality effective sales people and acquisition targets?

Gregg Dixon:

It might be helpful for the audience to understand the basics of our business model, our unit economics, and really the total addressable market, because all of these things fit together. And then I can get more into the tactical elements of how we build the model, how we build our business into this market.

So I'd ask everybody to write down four numbers, 50, 40, 15, and 25. That summarizes the economics of our business model. And you can find that on slide 25 of the investor deck. 50 stands for 50,000 per megawatt year. That's the annual recurring revenue for a megawatt, which is our standard unit of measure for our business, for any type of DER across any market, on average.

40 is gross margin. So 50,000 megawatt year, 40% gross margins. We've always been above 40%. Our SPAC projections show more conservative, a more conservative range of 35 to, I think, 43%, but that's where we're going to be, about 40%. On average, it costs us to acquire and build product and manage those megawatts in the market about 15% OPEX. Okay. So $7,500 a megawatt year of the 50,000 per megawatt year for recurring revenue. And then at scale, we generate about a 25% EBITDA margin.

Those are the unit economics of our model. Now, it's projected by the year 2030, there will be 2.4 million megawatts of distributed energy resources in the ground worldwide. That does not include electric vehicles, obviously. Just the United States will have 2 million megawatts of electric vehicles by the year 2030. That 2.4 million megawatts of DERs is across the categories I mentioned, what we call the four horseman of DERs, demand response, distributed generation, energy efficiency, and energy storage, all behind meters. And on average, they're worth 50,000 megawatt year of recurring revenue. That's $120 billion of annual recurring revenue.

It's a massive market. We have a 10 to one LTV to CAC ratio. So when you look at the 50,000 per megawatt year of recurring revenue with a 40% gross margin, we generate $20,000 per megawatt per year of margin. Our average contract term length with a customer is five years. We have a 100% plus customer value retention annually, meaning when customers renew, we generally get more megawatts, we stack more programs at those existing sites, so it's a very, very sticky customer retention model. We take two term lengths to define the long-term or lifetime value of a customer. So 20,000 per megawatt per year of gross margin, times 10 years is 200,000 of lifetime value. It costs us about $20,000 to acquire each megawatt. That's the one time acquisition cost. That's where you get the 10 to one LTV to CAC ration. We have a negative working capital model.

So as Craig mentioned, we are not installing batteries for solar. We have no supply chain risk. We aren't subject to commodity inflation, whether it's cobalt, lithium ion materials, et cetera. We're dealing with resources that are in the ground. They're at customer locations right now. So we're layering into those customers a very thin application and technology layer to control internet addressable devices and orchestrate them in these power markets. It's a very capital efficient model.

We have negative working capital because when we take that megawatt, let's say from a big box retail store that's got an onsite generator, into a power market, that market pays us, pays Voltus, the $50,000 per megawatt per year. We get paid every month on a pro-rata basis of that 50,000 per megawatt per year, in this example. And then every quarter we share a portion of that payment with our customers. And so our model is largely defined by market participation revenue model. Our cost of goods sold is that portion of the payment of revenue that we make to our customer. So we're paid by the wholesale power market, in this example, and then we share a portion of that payment after holding onto it for, say, three months, that's the negative working capital.

The other element of our model is software has a service fee on a monthly basis that we charge for our customers. And as Craig mentioned, because we don't have any supply chain risk, we can bring these megawatts to market at scale very, very quickly. And so from our perspective, our competitive mode starts with being the only platform that can take these DERs that exist today at any of our customers into any market. When they want to monetize these things, they want to do it everywhere. And then the second is, we need to go out and capture those megawatts, especially in markets that we are the only provider in, for instance, MISO and Southwest Power Pool. We need to gobble those megawatts up as quickly as possible.

Now, I mentioned two numbers that are important to think about how much capital you can deploy. There's 2.4 million megawatts of DERs expected worldwide by the year 2030. If it costs $20,000 to acquire each megawatt, then $48 billion, if I'm doing my math right, of capital is needed to acquire those megawatts. But, of course, that is a massive amount of recurring, annual recurring revenue, $120 billion of recurring revenue over a very long period of time.

That's how the basic math works and how we are going to grow and lead this industry that's really kind of flooding the zone, as we say. It is building a massive and systematic sales team, and it is building a software platform that delivers unprecedented value to customers. Our unassailable moat is not just the simple fact that we're the only platform integrated into all markets, but in every customer discussion that turns competitive, if it does, we have one unassailable moat. We will deliver more DER dollars to the customer than anybody else. And that really is represented, again, on slide 27.

If we're competing against somebody that doesn't offer a particular product in a particular market, then obviously we're fulfilling that promise of delivering more dollars to a DER. And that's really where our product innovation comes in. We automate end to end so customers can get access to more sophisticated DER programs, like regulation reserves and frequency regulation and operating reserves of any type.

Craig:

Very good. Just sticking with the battery storage peers, I know they're not exactly complete peers. It's just one part of the market for you. But you kind of referenced the international opportunity and many of these battery storage competitors are certainly in foreign markets. But it seems like you're focused on the North American unregulated market and, as yet, not moving into other continents. Can you discuss these comparative geographic market opportunities and your ability long-term to expand from your home base? Or do we have just so much opportunity here for the next decade, why muddy the waters?

Gregg Dixon:

Well, I point the audience to slide 34. There are a couple of points to be made here. First, every single electricity market in the world benefits from the integration of distributed energy resources, no differently than North of American markets. DERs are the least expensive, most reliable and most sustainable megawatts you can bring into an electricity market. And so naturally these markets benefit from that. And they all face the same kind of dynamics, these major trends that North American markets face, the growth of renewables that bring intermittency and operational challenges, electrification of energy, obviously, including the electric vehicle, and the increasing impacts of climate change that affect every human being on earth.

The Voltus team has opened many of these markets in our previous time at EnerNOC, for the first time to distributed energy resource participation. And so our team has a lot of experience opening these markets. That's an important point.

Second, many of our enterprise class customers have a footprint in the markets that we would plan to enter outside of North America already. Integrating into another market, say Australia or Korea, really isn't any different than opening up a new market in North America.

In fact, most of the North American markets are larger than any of the country-wide markets internationally. The Japanese market's 160 gigawatts. That's about the size of PJM. Australia's about a 45,000 megawatt market. There are five markets in the US that are large in the entire country of Australia.

So each of these markets requires integration, whether it's in North America or some new country. Of course there are localization nuances, but we've faced that many, many times in the past.

Craig:

Great. But going into your point, I mean, with thousands of... I imagine a country has at least the same distinctions as moving from one RTO to another in North America. So developing a software that's going to fully address these markets and maximize all the opportunities when there's already peers kind of doing that or trying to do that, you kind of lose your first number advantage, right? So trying to go international, what are your thoughts on the competition and how long it takes to ramp up with a market beating digital package?

Gregg Dixon:

Well, it's important to note that Voltus obviously wasn't the first DER provider in North America. In fact, although the team is among the first to build DERs in the United States and globally, dozens of companies that have done demand response have come before Voltus.

And so many of the markets in the United States were being served by demand response providers. That hasn't changed the fact that we're the fastest growing DER provider in the United States. So we've already taken a leading position away from our competitors who have been in the market for 20 plus years already. In many of the major markets were the number one player.

So our mouse strap that's better here is going to be, and we know it's better in other markets... To put it in perspective though, the United States represents about 20% of the global electricity market. So although the United States is obviously very large, 80% of the market's outside of the United States. So we need to be the de facto DER platform everywhere.

The good news, again, is that many of these enterprise class customers and der technology partners have their devices, their DERs in all of these other countries. And so the prospect of them having a single platform to manage DERs no matter where they are is very attractive to them. So we're going to enter those markets on the heels of our existing customers who chose our platform over our competitors in the most mature DER market in the world, which is the United States.

Craig:

How quickly do you think you can make announcements on that front? Should we expect some tangible in the coming year?

Gregg Dixon:

Well the projection is on slide 34 is that we essentially grow over the next five years, similar to our path of growth in the first five years for Voltus. So in our first five years, we built about a 2000 megawatt DER portfolio in the US and Canada.

Now of course, we're in a much different place five years in than we were when we started. So the platform that gives us an inch to grow into the next 2000 megawatts internationally, essentially is similar growth, but just an international of markets. We believe it's certainly achievable. So we feel very good about it.

It really depends on how you look in each of these markets, but in essence, what we've said is we probably will need to enter into a couple markets, a couple new markets a year, for the next five years. By the time we get to the end of our back proforma... We're in five to 10 markets. Again, it depends on the mix. If we gobble up three or four massive markets outside of the United States, then we don't need to be in 10. And so we'll see how things go as we enter those marks.

Craig:

And how important is the M&A opportunity to these expansions, and how do you see the cost of accretion of bolt-on acquisitions.

Gregg Dixon:

So it's a very interesting opportunity. We've identified about 35 potential acquisition targets. We don't need to acquire anything to achieve our stack proforma. I want to start by making that clear. That being said, there are a number of regional DER providers that have built a book of business that we could plug into the Voltus platform and have them be very accretive. And I'll give a little color on that. Many of these markets, whether the US, Canada or international markets, have what would be considered traditional demand response providers. They might be delivering an interruptible or a capacity-based product in say Australia. But they haven't built technology and they don't deliver the more sophisticated DER programs like economic based DERs or ancillary services like frequency regulation, or operating service that you really need end to end automation, realtime technology to support.

But those regional businesses might have a nice book of business with customers where they already have contracts. And by the mere fact that we buy them, we layer on top of those existing relationships, additional revenue streams for customers that they will naturally want by us integrating our technology that that acquired company doesn't have.

And that offers us the prospect of more quickly penetrating markets and building our business while delivering incredible accretive value to our investors. Hopefully that makes sense.

Craig:

Do you see the individual opportunities? When you talk about 35 potential targets, are we talking about on average tens of millions of dollars individually? Can some be much larger?

Gregg Dixon:

We like the notion of kind of bite size acquisitions more than we like buying the farm acquisitions that you can kind sometimes see in these markets. I think that because most of these acquisition targets are, again, they're limited because of a lack of technology... They tend to be on the smaller side. Five, 10, maybe 20 million in revenue. There's some exceptions to that, but they reach a point where because they have no technology, it becomes very difficult to scale. And it's certainly very hard for them to get out of the region that they've developed expertise in with market specific expertise that doesn't translate well into a new market when they don't have the technology. So that tends to mean that the acquisitions are fairly bite size. We can plug in 5, 10, 15, 20 million of revenue from some of these pretty quickly. And of course the acquisitions can be made more quickly because they're smaller companies.

Craig:

Gotcha. And last question on this... Is there a minimum, obviously it takes some cost to design market specific digital software packages that cover or all these bases. So to enter a new market, is there some minimum guys you need to achieve in the first couple years to make it worthwhile?

Gregg Dixon:

Well, we think of international markets with a 10 million heuristic. If you're going to enter an international market and frankly, a domestic market, we think of wanting to invest 10 million in that market to build a minimum of a $50 million recurring revenue business in year five. That's our basic heuristic. Take our model, plug it in, spend invest $10 million, and five years later, you're going to have 50 million in recurring revenue at a minimum. So we're looking for international markets that satisfy that as a minimum.

Craig:

Gotcha. Okay. And then we talked about the difference between your focus on the deregulated markets versus the energy storage, the battery companies that also have digital solutions. Many of these companies with the storage and also the digital other digital solutions are looking to directly pair with and work with say new solar EV projects. And now obviously that can go outside of the deregulated markets. Are you only working on grid level services versus coordinating with individual, large scale assets? Like backing up an individual, intermittent, renewable facility... Is that some of what you do?

Gregg Dixon:

Yeah. What you're getting at, Craig, is an important delineation that investors should keep in mind. There's distribution level solutions, and then there's transmission level solutions. So you can think of the distribution level of a utility specific, an electric utility specific solution. So I'm sure the audience has heard of the term DERMS, which is Distributed Energy Resource Management System. That has traditionally been considered a distribution level software platform sold to a utility that is trying to manage a ménage of DERs in their local footprint. And then the transmission level is really where wholesale power markets are managing supply and demand at the transmission level. And they're actually kind of the referee and coordinator over the top of utilities. These DERs can deliver services for both simultaneously. You could use an energy storage unit to clip local demand charges, say in the afternoon, 2:00 PM, 6:00 PM. And that battery could also be dispatched for wholesale market purposes to deliver operating reserves, say from midnight until 8 AM. And so we do both. We manage VERs of any type, primarily to deliver into wholesale power markets, but we also deliver them into local utility programs where those programs exist. So New York state is a good example. Every utility within New York state has a distribution level DER program. In fact, they have multiple programs. New York ISO, which is the wholesale power market operator, also has three separate DER programs. And you can blend all of them together, and our platform allows a customer to do exactly that.

Craig:

Great. So one of the questions that I've come across in the industry is it seems that it's a very dynamic industry. I mean, even in terms of what you need for storage requirements, once you put in a lot of two hour backup, you need four hour. After you're done with four hour, you need six hour. It seems that it's almost like Whac-A-Mole. Once as a grid demand rises with all these EVs and intermittency remains to some degree and you try to solve one issue, then you have to address another. And sometimes the next issue is a longer duration solution that not every technology can address. I mean, lithium ion doesn't provide usually 10 hour service. Can you speak to the flexibility of your aggregated DER structures and your ability to maneuver within market needs over time?

Gregg Dixon:

That's a great question. It's a great concern for investors because these markets, the technologies are often forcing investors to pick a winner. And there's a tremendous amount of technology risk for these infrastructure and capital heavy businesses, frankly. And so if you're trying to guess whether behind the meter stationary, lithium ion battery storage is going to be better than say long duration, salt based front of the meter and energy storage. It can be a very difficult economic equation to figure out, a tremendous amount of risk depending on your investment. That requires a lot of analytical horsepower to even get close to getting it right. Our contention broadly speaking is that there are going to be a number of winners. It's very difficult to forecast which technologies will win. And the reason why we built our business model is to ensure that no matter what, we will be able to manage any of those winners and technologies on the platform. And I'll give you some examples to highlight what I mean here.

If you're investing in energy storage units, obviously you have a tremendous amount of capital you're putting in the ground. Well, if you have 2 million megawatts lithium-ion batteries in electric vehicles in the United States by the year 2030, the primary use case for those DERs obviously is driving a car, is transportation. But the value to the grid is obviously tremendous. And if those 2 million megawatts are orchestrated and delivered into electricity markets, this is just supply and demand. The marginal cost of offering that lithium-ion battery into a market from an ED is de minimis compared to a project that has a stationary energy storage unit where its primary use case is to participate in electricity market.

And just that one case, there's a tremendous amount of risk, right? If you're investing in capital heavy resources like stationary battery storage and EVs come to electricity markets orchestrated at scale, EVs dwarf stationary storage, right? Guide House, I believe is, they're projecting something like 12,000 megawatts of energy storage in the United States by the year 2030. Yeah, 14,000 megawatts versus 2 million megawatts of lithium-ion batteries in the east. That's a major risk.

And so our position is we don't pick winners. Our platform will allow any DER to be monetized and orchestrated in any market. And I'll give you another example. You may remember back in... I want to say it was in 2016-17 timeframe. Batteries are particularly good at responding very rapidly. They can respond in a second or less to deliver things like frequency regulation. And the frequency regulation, for example, in PJM, in the 16, 17 timeframe, I believe, was paying a megawatt about $300,000 a year. So $300,000 of megawatt year. Now to put that in perspective, our financial model shows an average of about 50,000 megawatt year for our DERs across markets and across products within those markets. So this frequency reserve market was very valuable.

And so a lot of batteries said, oh, with that revenue, we got to flood into that market. And they did. Unfortunately, frequency regulation is a very thin market. You only need about half a percent of the system peak for frequency regulation in terms of resources. And so if the market has 100,000 megawatt peak, you only need about 500 megawatts of the regulation. Now, of course, when a bunch of hundreds of megawatts floods into that market, it crushes the price. And that's what happened. The price went from 300,000 megawatt year down to like 30,000 megawatt year. And the project economics go out the window. So it's really important to be mindful of the fact that when you have a capital intensive energy technology, you need to know that it can compete when there's price volatility. And that's true with our business model.

Craig:

Right. So, you've already kind of alluded to this. I want to kind of hit it more head on. We're hearing from companies, right and left, that supply chain issues, components, access, delivery times, transportation, all of it is an issue. Inflation. Some COVID related. But some just stretched economy and 4% unemployment in the US. Combined with the occasional revolution by truckers. To the degree this continues, aren't you at a strategic competitive advantage because you don't have to deliver anything anywhere to some extent. There must be some nominal equipment you bolt on to make things integrate. But it sounds like you're just using assets already on the ground and maybe I'm oversimplifying it, but comparatively to all your competitors, trying to serve a wholesale market, they're far more plug and play. And to the degree that the hardware intensive solutions continue to face all these issues that I just mentioned, aren't you just going to be running ahead of the pack for one, two, three years to come?

Gregg Dixon:

Well, you're hired, number one. And number two, that's certainly our contention. If you look at just recent news in PJM, PJM shutting down the interconnection cube for renewables projects, these are concerning developments. Yet, the predominance of DERs that will be enabled are in the ground today, as you mentioned. And we're entire focused on that. It's also important to note that there are dozens and dozens of, for instance, energy storage developers. Dozens, maybe hundreds. There's a very long tail of project developers that I suspect are also thinking that at some point, their assets will get consolidated. But my point is that unless they're at this massive scale, they can't develop software platforms themselves to integrate into these wholesale power markets where they are located. They really have to rely on software platform that somebody else has made the investment in. And so we're both helpful to these new resources, but we're not in any way reliant, right? The total addressable market of existing resources [inaudible] our pro forma for our financials. So we feel like we're in a very, very good position in that regard in the context of everything you described.

Craig:

Great. And so, the last question I've got on my list in the just completed December quarter call at Fluence, they really value [inaudible] this new opportunity to work globally with markets to eliminate [inaudible]. Either eliminate or truly reduce the need for new transmission through the use of battery storage. They were very excited about this. Sounded like a special something, very powerful internationally, and I was wondering to what degree you think that your DER approach can do the same thing?

Gregg Dixon:

Well, it can. And I'll give you some examples. I believe that Fluence is correct. Certainly if your world view is that it's energy storage, that's the only DER on the market to deliver these things. That's certainly true. Energy storage can deliver frequency regulation and transmission level products that have traditionally been provided by central power stations. But they're expensive, obviously. And there's a lot of risk there. I'll give you an example. I think we're all familiar with the growth of crypto mining loads, and that's especially true in the United States. We have about 5,000 megawatts of crypto mining load in the US today. China, Russia, and Kazakhstan shut down, essentially, all of the crypto mining there. And they were three of the five largest crypto mining markets along with the US. And I think Germany was fifth, which was only about 5% of the market. But the US was 35%. At one point, China, I think was like 50%. A lot of that stuff is just coming to the US. We already have 5,000 megawatts of it. I was presenting at a crypto conference in Austin earlier this week. By 2025, we'll have 10,000 megawatts of crypto load in the US. There's only about 5,000 megawatts of frequency regulation needed in the entire United States. So, or I should say, let me correct that. In the wholesale markets in the United States, which represent about 70% of all electricity consumption.

So why I'm saying this is crypto loads are incredibly responsive and can deliver frequency regulation. And of course, because their primary use case is for crypto mining, the unit economics, the marginal cost of delivering low flexibility from crypto into frequency regulations, essentially de minimums. And that's just one use case. You can go to the electric vehicles. Well, electric vehicles could provide frequency regulation. There's a whole host of technologies that can do that. Wi-Fi thermostats can do that. The ability of these DERs of any sort to respond very quickly on the sub second basis, to deliver these thinner market products is really stagger. So I believe that Fluence is right, but there are many other DERs that have a much better economic profile to deliver that particular service.

Craig:

Great. I think we're getting close to the end of the hour here. Are there any parting comments you'd like to leave everyone with?

Gregg Dixon:

Yeah. First, Greg, thank you very much for hosting us. As always, we really appreciate it. We really appreciate the research that you guys do and the thoughtfulness that you bring to this market. There's a lot of complexity. You guys do a great job digging into the details. So thank you very much. I just leave folks with some high-level thoughts. We believe that the future of electricity is a clean energy transition, that's defined by decentralized decarbonized and digitized electricity grid that are characterized more by distributed energy resources than they are historically by central power plants. In order to get the full adoption of these DERs, you have to have a marketplace software platform to simplify the complexity of these balkanized power markets. And we think the software layer has a particular premium right now in a very capital heavy market. We believe in reduce, reuse, recycle, and making use of things that are here today to deliver the [inaudible] that we desperately need in a climate change world. And we think that Voltus has the ability to be the best financial return in your ESG portfolio. We hope you support us.

Craig:

Great. We look forward to seeing the progress in coming quarters and having you officially be a public company very shortly.

Gregg Dixon:

Thanks Craig. Thanks everybody. Take care.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s registration statement on Form S-4 (File No. 333-262287), filed with the SEC on January 21, 2022 (the “Registration Statement”) and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

Broadscale’s stockholders and other interested persons will be able to obtain free copies of the Registration Statement, the preliminary proxy statement / preliminary prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, when available, at the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.